SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

WSI INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

929 32Q 102
(CUSIP Number)

DPW HOLDINGS, INC. 201 Shipyard Way, Suite E Newport Beach, CA 92663 (510) 657-2635
Copy to: Sichenzia Ross Ference Kesner LLP Marc Ross, Esq. 1185 Avenue of the Americas, 37th Floor New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 929 32Q 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DPW Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
100
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
100
	10	SHARED DISPOSITIVE POWER:
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0034% (based on 2,970,283 shares of common stock outstanding as of June 12, 2018)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D/A relates is common stock, par value $0.10 per share, of WSI Industries, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 213 Chelsea Road, Monticello, Minnesota.

Item 2.	Identity and Background

(a) This statement is filed on behalf of DPW Holdings, Inc. (the “Reporting Person”).

(b) The Reporting Person's business address is 201 Shipyard Way, Suite E, Newport Beach, CA 92663.

(c) Not applicable.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Considerations

All shares of Common Stock were purchased with the Reporting Person’s working capital.

Item 4.	Purpose of Transaction

This Schedule 13D/A is filed to report a series of transactions in which the Reporting Person sold an aggregate of 275,205 shares of the Issuer’s Common Stock (the “Common Stock”) and purchased an aggregate of 3,200 shares of Common Stock in the open market since its Schedule 13D/A filed with the SEC on March 13, 2018 and, therefore, presently owns an aggregate of 100 shares of Common Stock.

Milton C. Ault III, the Chief Executive Officer of the Reporting Person, sent a letter dated February 16, 2018 that arrived on February 20, 2018 to Michael J. Pudil, the Chairman and Chief Executive Officer of the Issuer, which letter set forth the Reporting Person’s intention at the time to, among other items, commence a tender offer to acquire a majority of the issued and outstanding shares of Common Stock at the proposed purchase price of $6.00 per share in cash.  A copy of the letter was attached as Exhibit 99.1 to Amendment No. 2 to this Schedule 13D/A.

On February 26, 2018, the Issuer delivered a letter to the Reporting Person requesting information regarding the Reporting Person’s plans and proposals relating to the Company and its shareholders.  On March 4, 2018, the Reporting Person sent a letter dated March 4, 2018 to Mr. Pudil, which letter sets forth the detailed response of the Reporting Person to the Issuer.  A copy of the letter from the Reporting Person was attached as Exhibit 99.1 to Amendment No. 3 to this Schedule 13D/A.

On March 9, 2018, the Issuer delivered a letter to the Reporting Person inviting Mr. Ault to attend, on behalf of the Reporting Person, the meeting of the Board of Directors of the Issuer on March 16, 2018 and requested that the Reporting Person withdraw its demand for a special meeting of the shareholders of the Issuer.  On March 12, 2018, the Reporting Person sent a letter to Mr. Pudil, which letter set forth Mr. Ault’s plan to attend the annual meeting of the Issuer and withdrawal of the Reporting Person’s demand for a special meeting of the shareholders. A copy of the letter from the Reporting Person was attached as Exhibit 99.1 to Amendment No. 4 to this Schedule 13D/A.

On March 19, 2018, the Issuer delivered a letter to the Reporting Person which stated that the Issuer’s Board of Directors and Special Committee thereof have determined that the Reporting Person had not made a good faith proposal to acquire the shares of Common Stock in the proposed tender offer and that the Reporting Person had not made a bona fide written offer to make a control share acquisition.  While the reporting Person strongly disagrees with the conclusion reached by the Issuer’s Board of Directors and Special Committee thereof, the Reporting Person no longer desires to acquire a controlling interest in the Issuer and has decided to reduce its beneficial ownership of the shares of Common Stock as it has lost confidence in the notion that its acquisition a majority of the issued and outstanding shares of Common Stock in the Issuer would be in the Reporting Person’s stockholders’ best interest. A copy of the letter from the Issuer is attached as Exhibit 99.1 to this Amendment No. 5 to this Schedule 13D/A.

Nevertheless, the Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all the securities of the Issuer beneficially owned by it, in public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change its plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 100 shares, or 0.0034%, of the Common Stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 100 shares of the Common Stock.

(c)	The Reporting Person engaged in the following open market transactions in the Common Stock since March 19, 2018:

Date	Transaction	Quantity	Price
3/19/2018	Sold	-5,701	5.64
3/23/2018	Sold	-9,290	4.84
3/26/2018	Sold	-1,000	4.90
3/26/2018	Sold	-2,318	4.95
3/26/2018	Sold	-4,000	4.95
3/29/2018	Sold	-2,000	4.85
4/4/2018	Sold	-2,600	4.60
4/4/2018	Sold	-2,500	4.80
5/4/2018	Purchased	500	4.70
5/7/2018	Purchased	2,000	4.95
5/8/2018	Purchased	500	4.95
5/22/2018	Purchased	200	4.40
5/30/2018	Sold	-5,000	5.26
5/30/2018	Sold	-1,945	5.25
5/30/2018	Sold	-3,200	5.34
5/31/2018	Sold	-5,000	5.25
5/31/2018	Sold	-5,000	5.25
5/31/2018	Sold	-311	5.25
6/1/2018	Sold	-5,000	5.25
6/1/2018	Sold	-5,000	5.25
6/1/2018	Sold	-5,000	5.25
6/1/2018	Sold	-1,698	5.15
6/1/2018	Sold	-1,100	5.25
6/1/2018	Sold	-1,000	5.25
6/1/2018	Sold	-1,000	5.20
6/1/2018	Sold	-900	5.25
6/1/2018	Sold	-900	5.20
6/1/2018	Sold	-395	5.30
6/12/2018	Sold	-5,000	5.56
6/12/2018	Sold	-5,000	5.55
6/12/2018	Sold	-5,000	5.55

6/12/2018	Sold	-5,000	5.55
6/12/2018	Sold	-5,000	5.55
6/12/2018	Sold	-3,762	5.30
6/12/2018	Sold	-3,000	5.55
6/12/2018	Sold	-350	5.50
6/12/2018	Sold	-200	5.51
6/12/2018	Sold	-199	5.35
6/13/2018	Sold	-10,000	5.00
6/13/2018	Sold	-9,754	5.04
6/13/2018	Sold	-6,060	5.00
6/13/2018	Sold	-5,000	5.34
6/13/2018	Sold	-5,000	5.29
6/13/2018	Sold	-5,000	5.25
6/13/2018	Sold	-5,000	5.25
6/13/2018	Sold	-5,000	5.25
6/13/2018	Sold	-5,000	5.15
6/13/2018	Sold	-5,000	5.20
6/13/2018	Sold	-4,200	5.20
6/13/2018	Sold	-3,052	5.25
6/13/2018	Sold	-2,000	5.25
6/13/2018	Sold	-930	5.20
6/14/2018	Sold	-10,000	4.95
6/14/2018	Sold	-9,737	5.00
6/14/2018	Sold	-6,200	5.00
6/14/2018	Sold	-5,053	4.95
6/14/2018	Sold	-203	5.05
6/15/2018	Sold	-203	4.95
6/15/2018	Sold	-200	4.92
6/15/2018	Sold	-5,494	4.90
6/18/2018	Sold	-21,950	4.52
6/18/2018	Sold	-5,000	4.75
6/18/2018	Sold	-4,489	4.75
6/18/2018	Sold	-4,452	4.75
6/18/2018	Sold	-2,000	4.91
6/18/2018	Sold	-1,600	4.76
6/18/2018	Sold	-1,400	4.90
6/18/2018	Sold	-800	4.75

6/18/2018	Sold	-548	4.95
6/18/2018	Sold	-511	4.71
6/18/2018	Sold	-100	4.76
6/20/2018	Sold	-10,000	4.60
6/20/2018	Sold	-7,000	4.60
6/20/2018	Sold	-2,900	4.70
Total		100

(d)
To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D/A, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 100 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Letter from WSI Industries, Inc., to Milton C. Ault, III, dated March 19, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2018	DPW HOLDINGS, INC.

	By:	/s/ Milton C. Ault III
Milton C. Ault III Chief Executive Officer